1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

August 31, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 333-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to comments you provided to Brian McGrady and me during a telephonic discussion on August 14, 2015 with respect to your review of Post-Effective Amendment No. 464 (“PEA No. 464”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on June 17, 2015. PEA No. 464 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of two new series of the Registrant, the Goldman Sachs Global Real Estate Securities Fund and the Goldman Sachs Global Infrastructure Fund (each, a “Fund”). We have summarized your comments below, followed by the Registrant’s responses. The Registrant’s responses to your comments to the Goldman Sachs Global Infrastructure Fund will be included in a separate response letter. Capitalized terms have the meanings attributed to such terms in the registration statement.

Goldman Sachs Global Real Estate Securities Fund

Prospectus

1.	Comment: Please provide the completed fee and expense table for the Fund before filing the effective registration statement.

Response: The Fund’s completed fee and expense table is attached hereto as Exhibit A.

2.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes its derivatives-related disclosure is appropriate.

3.	Comment: The “Principal Strategy” section discloses that the Fund may invest in “REIT-like” structures. In your response letter, please clarify to the Staff what this term is intended to cover.

Response: The term “REIT-like” structures is intended to encompass international REITs, which may be subject to different rules than U.S. REITs as a result of local regulations.

4.	Comment: The “Principal Strategy” section discloses that “[a]n issuer is primarily engaged in or related to the real estate industry if it derives at least 50% of its gross revenues or net profits from the ownership, development, construction, financing, management or sale of commercial, industrial or residential real estate or interests therein.” (emphasis added). Please confirm supplementally that this test also applies to “real estate operating companies whose businesses and services are related to the real estate industry.”

Response: The Fund hereby confirms that this test also applies to “real estate operating companies whose businesses and services are related to the real estate industry.”

5.	Comment: In the “Principal Strategy” section, please remove the italicized word in the following sentence: “The Investment Adviser attempts to purchase securities so that its underlying portfolio will be diversified geographically and by property type.” The Staff notes that the Fund is non-diversified.

Response: The Fund has incorporated this comment by replacing the word “diversified” with “varied.”

6.	Comment: Please discuss supplementally why you believe the FTSE EPRA/NAREIT Developed Index (the “Index”) to be an appropriate broad-based securities market index for the Fund.

Response: The Index is designed to track the performance of listed real estate companies and REITs worldwide. In light of the Fund’s investment policy to invest, under normal circumstances, at least 80% of its Net Assets in a portfolio of equity investments in real estate industry companies within and outside the United States, the Registrant respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. The Registrant also notes that the Index satisfies the definition of “broad based securities market index” under Item 27(b)(7) of Form N-1A.

Statement of Additional Information

7.	Comment: Please confirm supplementally that, in the “Trustees and Officers” section, the information in the final column of the first table (captioned “Other Directorships Held by Trustee”) covers directorships held by the Trustees of the Trust during the last five years, as required by Form N-1A.

Response: The Fund has included current directorships in the column captioned “Other Directorships Held by Trustee.” The Fund has included prior directorships held by the Trustees during the last five years under the column captioned “Principal Occupation(s) During Past 5 Years.”

8.	Comment: Under “Line of Credit Facility” section, it states that “[t]he facility … requires a fee to be paid by the Fund based on the amount of the commitment that has not been utilized.” Please explain supplementally how this fee is allocated among funds that participate in the facility and confirm that the fee is included in the Fund’s “Annual Fund Operating Expenses” table.

Response: The fee allocated to a fund that participates in the facility is a function primarily of the fund’s size and the types of instruments in which it invests (and therefore the likelihood that it will utilize the credit facility). Although the Fund does not currently participate in the facility, once the Fund participates in the facility, the fee incurred by the Fund during its most recent fiscal year will be reflected in the Fund’s expense ratio as disclosed in the “Annual Fund Operating Expenses” table.

Other

9.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit B.

*            *             *            *            *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Andrew C. Murphy, Goldman Sachs Asset Management, L.P, and Matt Wolfe, Goldman Sachs Asset Management, L.P.

Exhibit A

Fees and Expenses of the Fund

	Class A	Class C	Institutional	Class IR	Class R	Class R6
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charges (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sales proceeds)[1]	None	1.00%	None	None	None	None

	Class A	Class C	Institutional	Class IR	Class R	Class R6
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	1.05%	1.05%	1.05%	1.05%	1.05%	1.05%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	1.04%	1.29%	0.89%	1.04%	1.04%	0.87%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	1.04%	1.04%	0.89%	1.04%	1.04%	0.87%

Total Annual Fund Operating Expenses	2.34%	3.09%	1.94%	2.09%	2.59%	1.92%
Fee Waiver and Expense Limitation[3]	(0.94)%	(0.94)%	(0.94)%	(0.94)%	(0.94)%	(0.94)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.40%	2.15%	1.00%	1.15%	1.65%	0.98%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
[3]	The Investment Adviser has agreed to (i) waive a portion of its management fees in order to achieve an effective net management fee rate of 0.93% as an annual percentage rate of the average daily net assets of the Fund; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) to 0.034% of the Fund’s average daily net assets. These arrangements will remain in effect through at least August 31, 2016, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Exhibit B

August 31, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

• the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

• the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

• the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Matt Wolfe

Matt Wolfe, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP